# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Riskified Ltd., CIK 0001851112
CUSIP: M8216R109
Title of class of securities: Class A ordinary shares, no par value
Address of issuer's principal executive offices: 220 5th Avenue, 2nd Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001178913-22-000493
Filed by CIK 0001899771

## Reporting persons
- Kishon Eyal: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 2,715,268; shared voting power 2,137,711; sole dispositive power 2,715,268; shared dispositive power 2,137,711; aggregate amount beneficially owned 4,852,979 (4.42% of the class)
  Comment: Consists of (a) 44,609 Class A ordinary shares held directly by the Reporting Person; (b) 2,636,744 Class A ordinary shares held by Kish Family Ltd., an entity controlled by the Reporting Person; and (c) 33,915 Class A ordinary shares underlying restricted stock units that will vest within 60 days of December 31, 2025.
  
  Consists of 2,137,711 Class A ordinary shares that are held by GPR, comprising (i) 709,237 Class A ordinary shares, and (ii) an additional 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by GPR, as to each of which the Reporting Person shares voting and dispositive power by virtue of serving as the managing partner of Genesis Partners IV Management.
  
  These 2,137,711 ordinary shares include 1,428,474 Class B ordinary shares held by GPR that are entitled to ten votes each (as well as 709,237 Class A ordinary shares that are entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater than the percent of class held by the Reporting Person set forth in Item 11.
  
  Consists of (a) 44,609 Class A ordinary shares held directly by the Reporting Person; (b) 2,636,744 Class A ordinary shares held by Kish Family Ltd., an entity controlled by the Reporting Person; (c) 2,137,711 ordinary shares held by GPR; and (d) 33,915 Class A ordinary shares underlying restricted stock units that will vest within 60 days of December 31, 2025.
  
  Based on 108,377,243 Class A ordinary shares issued and outstanding as of September 30, 2025. The percent of class held by the Reporting Person assumes the conversion of all derivative securities held by the Reporting Person into Class A ordinary shares within 60 days of December 31, 2025.
- G.P.R.S.P.V 2: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 2,137,711; shared voting power 0; sole dispositive power 2,137,711; shared dispositive power 0; aggregate amount beneficially owned 2,137,711 (1.95% of the class)
  Comment: Consists of (i) 709,237 Class A ordinary shares and (ii) an additional 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by the Reporting Person.
  
  These 2,137,711 ordinary shares include 1,428,474 Class B ordinary shares that are entitled to ten votes each (as well as 709,237 Class A ordinary shares that are entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater than the percent of class held by the Reporting Person set forth in Item 11.
  
  Based on 108,377,243 Class A ordinary shares issued and outstanding as of September 30, 2025. The percent of class held by the Reporting Person assumes the conversion of all derivative securities held by the Reporting Person into Class A ordinary shares within 60 days of December 31, 2025.
- Genesis Partners IV Management: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 2,137,711; sole dispositive power 0; shared dispositive power 2,137,711; aggregate amount beneficially owned 2,137,711 (1.95% of the class)
  Comment: Consists of 2,137,711 Class A ordinary shares that are held by G.P.R. S.P.V 2 ("GPR"), comprising (i) 709,237 Class A ordinary shares, and (ii) an additional 1,428,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares that are held by GPR, as to which the Reporting Person shares voting and dispositive power by virtue of its principals affiliation with GPR.
  
  These 2,137,711 ordinary shares include 1,428,474 Class B ordinary shares held by GPR that are entitled to ten votes each (as well as 709,237 Class A ordinary shares that are entitled to one vote each), so the voting power possessed by the Reporting Person is proportionately greater than the percent of class held by the Reporting Person set forth in Item 11.
  
  Based on 108,377,243 Class A ordinary shares issued and outstanding as of September 30, 2025. The percent of class held by the Reporting Person assumes the conversion of all derivative securities held by the Reporting Person into Class A ordinary shares within 60 days of December 31, 2025.
- GENESIS PARTNERS IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kish Family Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 2,636,744; shared voting power 0; sole dispositive power 2,636,744; shared dispositive power 0; aggregate amount beneficially owned 2,636,744 (2.43% of the class)
  Comment: Consists of 2,636,744 Class A ordinary shares held by Kish Family Ltd.
  
  Based on 108,377,243 Class A ordinary shares issued and outstanding as of September 30, 2025. The percent of class held by the Reporting Person assumes the conversion of all derivative securities held by the Reporting Person into Class A ordinary shares within 60 days of December 31, 2025.

## Item 1. Issuer
Name of issuer: Riskified Ltd.
Address of issuer's principal executive offices: 220 5th Avenue, 2nd Floor, New York, New York, 10001

## Item 2. Person Filing
Name of person filing:
Eyal Kishon

The following entities and individual, listed in (i)-(v) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this "Statement"), are referred to herein collectively as the "Reporting Persons":

(i) Genesis Partners IV L.P. ("Genesis IV")
(ii) G.P.R. S.P.V 2. ("GPR")
(iii) Genesis Partners IV Management ("GPM")
(iv) Eyal Kishon (the "Reporting Individual")
(v) Kish Family Ltd.

GPR, the Reporting Individual and Kish Family Ltd. directly hold the securities of the Issuer that are reported in this Statement. GPR is affiliated with the principals of GPM. The Reporting Individual serves as the managing partner of GPM. Kish Family Ltd. is an entity controlled by the Reporting Individual.
Address of principal business office or, if none, residence: 13 Basel Street, Herzliya, 4666013, Israel.
Citizenship:
(i) Genesis IV - Israel
(ii) GPR - Israel
(iii) GPM - Israel
(iv) Reporting Individual - Israel
(v) Kish Family Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Each of the foregoing Reporting Persons disclaim beneficial ownership of the Class A ordinary shares reported herein except to the extent of its or his pecuniary interest (if any) therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

## Signatures
- Kishon Eyal: /s/Eyal Kishon, Kishon Eyal (02/12/2026)
- G.P.R.S.P.V 2: /s/Eyal Kishon, Eyal Kishon/General Partner (02/12/2026)
- Genesis Partners IV Management: /s/Eyal Kishon, Eyal Kishon/General Partner (02/12/2026)
- GENESIS PARTNERS IV LP: /s/Eyal Kishon, Eyal Kishon/General Partner (02/12/2026)
- Kish Family Ltd.: /s/Eyal Kishon, Eyal Kishon/Owner (02/12/2026)